[IA Letterhead]

December 30, 2013

Stacey Hong, President
Forum ETF Trust
Three Canal Plaza
Portland, Maine 04101

RE:           Contractual Waivers and Reimbursements

Dear Mr. Hong:

Merk Investments LLC (the “Adviser”) agrees to waive its investment advisory fee and/or reimburse expenses as necessary to ensure that total annual operating expenses (excluding taxes, interest, portfolio transaction expenses and extraordinary expenses) for Merk Hard Currency ETFsm, a series of Forum ETF Trust (the “Trust”), do not exceed 0.79% through July 31, 2015.

This Agreement is not subject to the provisions of Section 15(c) of the Investment Company Act of 1940.

This agreement can only be terminated or amended upon the approval of the Trust’s Board of Trustees and is automatically terminated if the Adviser’s investment advisory agreement is terminated.

Very truly yours,

By: /s/ Alexander Merk
Name: Alexander Merk
Title: President & CIO